[GAP INC. LOGO]

July 6, 2010

Via EDGAR & Federal Express

Damon Colbert

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: The Gap, Inc. (the "Company") File No. 001-07562

Form 10-K for the Fiscal Year Ended January 30, 2010

Dear Mr. Colbert:

This letter confirms our conversation today in which you granted us an extension, until July 29, 2010, for the Company's response to the Securities and Exchange Commission's comment letter, dated June 30, 2010. We requested this extension primarily because some of our key stakeholders responsible for preparing and reviewing our response are currently unavailable due to vacation and other scheduling issues.

Please contact me at (415) 427-2929 if you have any questions.

Sincerely,

/s/ David Jedrzejek

David Jedrzejek

Senior Corporate Counsel

cc: John Reynolds

Pamela Howell